Exhibit 5.1

[Letterhead of NorthWestern Corporation]

April 23, 2021

NorthWestern Corporation 3010 West 69th Street Sioux Falls, South Dakota 57108

Re:	Up to $200,000,000 of Shares of Common Stock of NorthWestern Corporation

Ladies and Gentlemen:

I am the Senior Corporate Counsel and Corporate Secretary of NorthWestern Corporation, a Delaware corporation (the “Company”), and in such capacity I have acted as counsel to the Company in connection with the issuance and sale from time to time of shares of the Company’s common stock, par value $0.01 per share, having an aggregate gross sales price of up to $200,000,000 (the “Shares”), to be offered by the Company (i) through or to J.P. Morgan Securities LLC, BofA Securities, Inc., CIBC World Markets Corp. and Credit Suisse Securities (USA) LLC, acting in their capacities as sales agents (collectively, the “Managers”) or (ii) through J.P. Morgan Securities LLC, BofA Securities, Inc., CIBC World Markets Corp. and Credit Suisse Securities (USA) LLC, acting in their capacities as forward sellers (collectively, the “Forward Sellers”) for JPMorgan Chase Bank, National Association, Bank of America N.A., Canadian Imperial Bank of Commerce and Credit Suisse Capital LLC, respectively (collectively, the “Forward Purchasers”) in connection with one or more forward confirmations, in one or more public offerings from time to time, in each case pursuant to the Equity Distribution Agreement, dated April 23, 2021 (the “Distribution Agreement”), by and among the Company, the Managers, the Forward Purchasers and the Forward Sellers. The Shares are being offered pursuant to the Registration Statement on Form S-3 (File No. 333-253047) (the “Registration Statement”).

In connection with the opinion expressed herein, I have examined such documents, records and matters of law as I have deemed relevant or necessary for purposes of such opinion, including the Registration Statement, and the corporate actions taken and to be taken in connection with the issuance of the Shares (the “Corporate Proceedings”). Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, I am of the opinion that the Shares have been authorized by all necessary corporate action of the Company and, when issued and delivered pursuant to the terms of the Distribution Agreement against payment of the consideration therefor as provided therein, will be validly issued, fully paid and nonassessable.

The issuance of the Shares requires the approval of each of the Federal Energy Regulatory Commission (the “FERC”) and the Montana Public Service Commission (the “MPSC”). The Company has currently effective approvals for the issuance of the Shares from each of the FERC and the MPSC; however, each of these approvals is effective only through a specified expiration date. In rendering the foregoing opinion, I have assumed that following the applicable expiration dates, the Company will receive additional approvals from the FERC and the MPSC relating to the issuance of the Shares.

NorthWestern Corporation
April 23, 2021

The foregoing opinion assumes that at the time of delivery of the Shares, the Corporate Proceedings related thereto will not have been modified or rescinded and the issuance and sale of the Shares will not violate any issuance limitation in the Corporate Proceedings.

I hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference with respect to this opinion under the caption “Legal Opinions” in the prospectus constituting a part of the Registration Statement. In giving such consent, I do not thereby admit that I am included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Timothy P. Olson

Timothy P. Olson